Exhibit 99.193

Ryerson University Chooses NexTech’s InfernoAR for Augmented Reality Remote Learning Solutions

Paradigm Shift To Remote Education and AR Accelerating

Ryerson enjoys first-mover advantage by launching RALE - the Ryerson

Augmented Learning Experience platform - to fill the New Paradigm for Training and Collaboration in Higher Education.

Vancouver, BC – July 30th, 2020 – NexTech AR Solutions Corp. (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for learning applications, and Ryerson University, a recognized leader in higher education with over 46,000 students have partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 and may create more revenue tied to additional AR services.

You can see a sample of the RALE here - please click to view video

The initial launch of RALE will focus on first year Chemistry, Biology and Physics students from the Faculty of Science at Ryerson and enable over 5,000 students to participate in rich, collaborative AR enhanced learning experiences during the Fall and Winter Terms.

The initial agreement calls for an annual license fee for the InfernoAR platform plus an annual license fee for the Aritize white label app plus a fee of per AR lab with an initial build of 20 labs. The company aims to use this same business model to sign up additional Universities in Canada and throughout North America as COVID19 continues to disrupt classes and social distancing remains in place.

Dr. David Cramb, Dean of the Faculty of Science comments, “At Ryerson we took the bold step of re-imagining a virtual lab. With inputs from staff, students and faculty we designed and developed a completely collaborative environment that ensures an immersive and fun learning experience for our students. The incorporation of augmented reality into the STEM learning environment will change pedagogy forever.”

Paul Duffy, President of NexTech comments, “A Ryerson student is a global citizen. What better way to transcend time and geography in today's COVID-culture than with Augmented Reality Holograms on the InfernoAR platform?” He continues, “each Virtual Lab has interactive videos, real-time collaborative Zoom sessions with lab technicians and fellow student lab partners complemented with AR Lab exercises that allow students to beam into their home the Lab materials required for each experiment.”

You can see a sample of the RALE here - please click to view video

Evan Gappelberg, CEO of NexTech comments, “We are thrilled to be working with such an esteemed University as Ryerson”. He continues, “COVID-19 has created a huge challenge for learning institutions globally especially with labs where student and subject matter interaction is so critical to learning. Our InfernoAR platform is well suited to solve this challenge by offering not only video learning but augmented reality for 3D volumetric object interactions.

About Ryerson University:

Ryerson University is Canada’s leader in innovative, career-oriented education. Urban, culturally diverse and inclusive, the university is home to more than 46,000 students, including 2,900 Master’s and PhD students, 3,800 faculty and staff, and more than 216,000 alumni worldwide. For more information, visit ryerson.ca.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the quickly growing Augmented Reality market.

The company is pursuing four verticals:

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads.

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “may”” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the creation of more revenue tied to additional AR services, the initial RALE launch and its initial focus areas and reach, signing up additional universities and colleges to the platform, the ARitize™ 3D/AR Advertising Platform being the first end to end solution, the effects of incorporating augmented reality into the STEM learning environment are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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